

April 19, 2016

By E-Mail

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202

> **Re:** **Financial Institutions, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 on April 18, 2016**
> **Filed by Clover Partners, L.P., MHC Mutual Conversion Fund, L.P., Clover Investments, L.L.C., Terrell T. Philen, Jr., and Johnny Guerry**
> **File No. 000-26481**

Dear Mr. Fetzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Avoid issuing statements that directly or indirectly make claims prior to a meeting regarding the results of a solicitation without factual foundation. In the future, either disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note your statement that you "… have a high degree of confidence that [you]'re going to win."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions